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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                            URANIUM RESOURCES, INC.
                            -----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   916901309
                                   ---------
                                 (CUSIP Number)


                                August 21, 2000
                                ---------------
                         (Date of Event Which Requires
                           Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------                             -------------------------
CUSIP No.  916 901 309               13G/A                 Page 2 of 5 Pages
--------------------------                             -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     A.   The Winchester Group, Inc. 13-3592564

     B.   Rudolf J. Mueller
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     A.   State of Delaware

     B.   United States of America

--------------------------------------------------------------------------------

                    5    SOLE VOTING POWER
 NUMBER OF SHARES                  A.   None
  BENEFICIALLY                     B.   4,334,400 shares (19.0%)
  OWNED BY EACH
   PERSON WITH
                    ------------------------------------------------------------
                    6    SHARED VOTING POWER
                                   A.   None (see Item 4)
                                   B.   58,200 shares (0.4%) (see Item 4)
                    ------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER
                                   A.   None (see Item 4)
                                   B.   4,334,400 shares (19.0%) (see Item 4)
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                                   A.   5,170,100 (22.7%) (see Item 4)
                                   B.   58,200 shares (0.3%) (see Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   A.   None (see Item 4)
                                   B.   4,392,600 shares (see Item 4)
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      A.   /X/
                                                                      B.   /X/
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                   A.   None (see Item 4)
                                   B.   19.0% (see Item 4)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
                             A. BD and IA       B. OO (see Item 3)
--------------------------------------------------------------------------------

--------------------------                             -------------------------
CUSIP No.  916 901 309               13G/A                 Page 3 of 5 Pages
--------------------------                             -------------------------

Item 1.

          (a)  Name of Issuer: Uranium Resources Inc. (the "Company")

          (b)  Address of Issuer's Principal Executive Offices:

                    12750 Merit Drive, Suite 1020
                    Dallas, Texas 75251

Item 2.

          (a)  Name of Person Filing: A. The Winchester Group, Inc.
                                      B. Rudolf J. Mueller

          (b)  Address of Principal Business Office (for A. and B.):

                    The Winchester Group, Inc.
                    153 East 53rd Street
                    Suite 5101
                    New York, NY 10022

          (c)  Citizenship:   A.  State of Delaware
                              B.  United States of America

          (d)  Title of Class of Securities: common stock (the "Common Stock")

          (e)  CUSIP Number: 916 901 309

Item 3.

This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), and the Person filing is:

A. an investment adviser in accordance with Section 13d-1(b)(1)(ii)(E), and a broker or dealer registered under section 15 of the Act;
B. a registered representative with discretionary authority over certain accounts, including the accounts for which the Common Stock of the Company was acquired and an officer, director and a shareholder of The Winchester Group, Inc.

Item 4.  Ownership(1)

          (a)  Amount beneficially owned:    A.  None
                                             B.  4,392,600 shares

          (b)  Percent of class:   A.  None
                                   B.  19.0%

          (c)  Number of Shares to which the person has:

               (i)   sole power to vote or to direct the vote:   A. None
                                                                 B. 4,334,400
                                                                 shares (19.0%)

               (ii)  shared power to vote or to direct the vote: A. None
                                                                 B.  58,200
                                                                 shares (0.3%)


--------
(1) Pursuant to Rule 13d-4, (i) The Winchester Group disclaims beneficial ownership as to 4,392,600 shares as such shares are owned by its clients, inclusive of the shares owned by Mr. Mueller and his affiliates, and (ii) Mr. Mueller disclaims beneficial ownership as to 20,000 shares which is owned by Mr. Mueller's wife and Mr. Mueller has no right to vote or dispose of such shares.

--------------------------                             -------------------------
CUSIP No.  916 901 309               13G/A                 Page 4 of 5 Pages
--------------------------                             -------------------------

               (iii) sole power to dispose or to direct the disposition of:
                                                                 A. None
                                                                 B. 4,334,400
                                                                 shares (19.0%)

               (iv)  shared power to dispose or to direct the disposition of :
                                                                 A. 5,170,100
                                                                 shares (22.7%)
                                                                 B. 58,200
                                                                 shares (0.3%)

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                                                 A.  / /
                                                                 B.  / /

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         The Reporting Persons have no knowledge if any one person, other than the Reporting Persons, has more than five percent interest in the Company's Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------                             -------------------------
CUSIP No.  916 901 309               13G/A                 Page 5 of 5 Pages
--------------------------                             -------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                             Date October 5, 2000
                                                  ------------------------------

                                             The Winchester Group, Inc.


                                             By: /s/ Clare Nolan
                                                 -------------------------------
                                             Name:  Clare Nolan
                                             Title: Corporate Secretary


                                                  /s/ Rudolf J. Mueller
                                             -----------------------------------
                                                      Rudolf J. Mueller